MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2017 and 2016

The following Management’s Discussion and Analysis (“MD&A”) for Alio Gold Inc. (formerly Timmins Gold Corp.) together with its wholly owned subsidiaries (“Alio” or “the Company”) is prepared as of November 8, 2017, and relates to the financial condition and results of operations for the three and nine months ended September 30, 2017 and 2016. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three and nine months ended September 30, 2017 and 2016, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 (“consolidated financial statements”) found on Sedar.com.

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended September 30, 2017 and 2016, are also referred to as “Q3 2017” and “Q3 2016”, respectively. The nine months ended September 30, 2017 and 2016, are also referred to as “YTD 2017” and “YTD 2016”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

On May 12, 2017, the Company filed articles of amendment to complete an approved share consolidation (the “Consolidation”) of the Company’s issued and outstanding common shares on the basis of ten pre-consolidated common shares for one post-consolidated common share. The Consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings (loss) per share, issued and outstanding common shares, options, warrants, and per share amounts have been adjusted retrospectively to reflect the share consolidation.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis, all-in sustaining cost per gold ounce on a by-product basis, and adjusted earnings per share throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q3 2017 OPERATIONAL HIGHLIGHTS AND RECENT DEVELOPMENTS

-	The San Francisco Mine produced 19,429 ounces of gold at cash costs and all-in sustaining costs of $886 per gold ounce and $1,104 per gold ounce, respectively.

-	Work was initiated on the San Francisco Mine Revitalization Plan (announced in May 2017) which includes a crushing circuit upgrade, a power plant upgrade and a capital stripping program.

-

A $23.8 million work program was initiated on the Ana Paula Project which includes a Definitive Feasibility Study as well as other pre-production work. The program is expected to be complete at the end of Q2 2018 at which time the Company expects to make an investment decision on whether to start construction of the project.

-

A $17.8 million exploration program was also initiated on the Ana Paula Project which includes an underground decline to test the known extension of the high-grade breccia system, drilling of a high priority surface target 100 meters north of the proposed open pit and a regional exploration program on the 56,000-hectare land package on the highly prospective Guerrero Gold Belt.

-	Permitting activity at the Ana Paula Project was advanced with the Change of Land Use Permit (“ETJ”) granted.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

-	The balance sheet was strengthened with the completion of the C$50.4 million ($40.0 million) bought deal financing. Common shares and warrants increased to 43.6 million and 6.85 million, respectively.

-

Subsequent to September 30, 2017, the Company received C$3.5 million ($2.8 million) from the exercise of warrants by Goldcorp Inc. (“Goldcorp”). Additionally, the Company exercised a buy-back right from Goldcorp and paid $2.9 million to acquire 1% of the net smelter royalty (“NSR”) in relation to the Ana Paula Project. Goldcorp retains a 2% NSR on Ana Paula.

Q3 2017 CONSOLIDATED FINANCIAL HIGHLIGHTS

-	Net earnings of $5.2 million or $0.12 per share.

-	Cash provided by operating activities was $2.7 million or $0.07 per share.

-	Cash and cash equivalents and short-term investments at September 30, 2017, of $48.5 million and $20.0 million respectively.

-	Working capital, current assets less current liabilities, at September 30, 2017, of $73.0 million.

OVERVIEW OF THE BUSINESS

Alio Gold Inc. is a gold mining company engaged in the operation, development and exploration of gold mines in Mexico. Alio Gold’s vision is to leverage its existing platform of assets and people to maximize value for all its stakeholders.

The Company operates the San Francisco open-pit, heap leach gold mine in the state of Sonora, Mexico, located approximately 150 kilometres north of Hermosillo and 120 kilometres south of the United States/Mexico border via Highway 15 (Pan-American Highway).

The Company is also in advanced stages of developing the Ana Paula Project (“Ana Paula” or the “Project”) located in the north central part of the State of Guerrero in southern Mexico, 180 kilometres from Mexico City and 250 kilometres away from the port city of Acapulco. The Project is located on the highly prospective Guerrero Gold Belt, approximately 7.5 kilometres northwest of Torex’s El Limon-Guajes mine. Ana Paula is comprised of two mineral concessions totalling approximately 4,200 hectares, with approximately 52,000 additional hectares in the surrounding area. Ana Paula currently has estimated Proven and Probable Mineral Reserves based on a Pre-Feasibility Study (“PFS”) of 13.4 million tonnes grading 2.36 gram per tonne gold (1.0 million ounces of gold contained). The PFS envisions average annual gold production of 116,000 ounces per year commencing in 2020. A Definitive Feasibility Study (“DFS”) is currently under way and expected to be complete during Q2 2018 at which time the Company expects to make a decision on whether to proceed with construction of the Project.

OUTLOOK

During Q3 2017, production at the San Francisco Mine (the “Mine”) was impacted by a slow build-up of equipment by the mining contractor. As a result, the Mine was not able to ramp up pre-stripping rates inline with the revitalization plan. In October 2017, a second contractor was mobilized to site and mining rates have now increased with Phase 5 of the San Francisco pit now opened up and access available to the main ore body. As a result, the Mine only recently started delivering ore to the crusher at the planned rates and grade and guidance of 20,000 to 22,000 ounces for Q4 is likely not going to be achieved. With 67,488 ounces produced in the first three quarters, the annual production for 2017 is now likely to be 82,000 to 86,000 ounces. Although the pre-stripping is off to a slower than planned start and has affected Q3 and Q4 production, the Mine is well positioned for 2018 as Phase 5 is expected to supply the bulk of the ore for the next 8 months of operation. In addition, pre-stripping commenced at both Phase 6 of the San Francisco pit and Phase 2 of the La Chicharra pit.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Ana Paula Project (100%-owned)

Significant Achievements:
–	Received Environmental Impact Assessment (“MIA”) approval in April 2017;
–	Completed Pre-Feasibility Study in May 2017;
–	Initiated Definitive Feasibility Study in July 2017;
–	Received Change of Land Use approval in September 2017;
–	Indicative proposals for debt financing of between $90-$100 million under review;
–	Underground decline permit approved by SEMARNAT;
–	Commenced a $16.0 million underground decline and exploration program;
–	Awarded underground decline contracts;
–	Initiated a $1.8 million surface exploration program targeting a zone north of the proposed pit at Ana Paula;
–	Drill results from first two twinned holes at Ana Paula confirm the presence of high-grade mineralization and the lithology of the previous drilling; and,
–	Exercised a buy-back right from Goldcorp of a 1% NSR on Ana Paula for $2.9 million.

Project Background to June 30, 2017

The Company acquired the Ana Paula project during May 2015 through the acquisition of Newstrike Capital Inc. During the fourth quarter of 2015, the Company acquired the processing plant and select infrastructure facilities (the “El Sauzal Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico. El Sauzal began its closure process in December 2014 and following the disassembly and removal of the El Sauzal Plant it was placed in storage.

During the third quarter of 2016, the Company announced a pre-construction program for the Ana Paula Project, including the start of feasibility studies, infill drilling, metallurgical test-work, and environmental baseline and permitting activities. Over the nine months that followed, significant progress was made on the pre-construction program including environmental baseline studies, infill drilling and metallurgical test work which culminated in the completion of a Pre-Feasibility Study for Ana Paula.

The Company retained AGP Mining Consultants (“AGP”) of Toronto to act as the independent Qualified Persons in updating the mineral resource estimate. AGP was also engaged to carry out mine planning and engineering work for the Ana Paula Project feasibility studies. Geotechnical drilling to support the mine planning work was completed in April 2017 which greatly enhanced the confidence in the pit slope design. Metallurgical test work for the PFS was carried out at Blue Coast Research Laboratories in Parksville, British Columbia. Comminution tests have confirmed that the 6,000 tpd semi-autogenous grinding and ball mill circuit that was purchased by the Company is suitable for treating the Ana Paula material. Gravity recoverable gold, flotation and leaching test work was completed and forms the basis of the process design criteria for the feasibility studies. Knight-Piesold carried out the engineering and design of the waste dumps and tailings storage facility as well as the study for the pit slope design. M3 Engineering to provide overall feasibility study engineering including process design, mechanical, piping, electrical, instrumentation, civil, bulk earthworks, capital and operating cost estimates.

The PFS was completed in May 2017 which confirmed the robust project economics and a capital cost of $137.2 million. The results were announced on May 16, 2017, and the highlights include:

  Proven and Probable Mineral Reserves of 13.4 million tonnes at 2.36 grams per tonne for 1,021,000 contained ounces of gold, with reserves at $1,200 per gold ounce;
  NPV at 5% discount rate of $223.4 million and IRR of 34% after tax at $1,250 per gold ounce;
  Initial capital cost of $137.2 million;
  First quartile operating costs with cash costs of $489 per ounce (all-in sustaining cost of $524 per ounce);
  Gold recovery 85%;
  Mine life of 7.5 years from an open pit producing 868,000 ounces of gold; and,
  Underground potential highlighted with Measured & Indicated Resources below the proposed pit of 3.0 Mt at 2.8 g/t for 266,700 contained ounces.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

A technical report with the Ana Paula PFS was completed and filed on www.sedar.com and the Company’s website on May 16, 2017. The report was updated with non-material changes in conjunction with an equity financing and re-filed on www.sedar.com on June 9, 2017.

Subsequently, a Definitive Feasibility Study was initiated in mid-July 2017 using the same group of consultants for strong continuity. The DFS will be based on the updated mineral resource estimate and mine plan as well as additional metallurgical testing. The DFS will provide a higher level of confidence in the robustness of the project economics than the PFS and allow the Company’s Board of Directors to make an investment decision whether to proceed with construction of the project in Q2 2018.

Project Update from July 1, 2017

Definitive Feasibility Study

Metallurgy
Further metallurgical testwork is now underway and will continue until the end of 2017. The testwork includes a geochemical analysis to track deportment of key impurities, including arsenic, through the process and kinetic tests of leach tails. It also includes additional grindability testing and ambient oxidization (“AOX”) optimization tests for grind size, retention time, density and reagent consumption. Piloting of the AOX circuit on various domain/production composites is also planned.

Site infrastructure
A field program of geological mapping, borehole drilling, and seismic evaluation for the tailings, waste dump and plant site areas is in progress to confirm the geotechnical design parameters for use in the DFS.

Key offsite infrastructure
The Project is also being engineered to a higher level of detail in the DFS including power, road access and water supply. Power to the site is readily available from multiple power sources adjacent to the mine site. A systems impact study and a facilities study are underway to confirm the point of connection to grid power and the costs of connection, respectively. Power consumption is expected to average 9.7 MW per year at an estimated cost of $0.08/kWh.

Access road
The site is currently accessed by a 7.5 kilometre 4-wheel drive road from the town of Cuetzala. For the initial stages of project construction, this road will be upgraded to improve road conditions and travel time. For the main project construction access, two primary routes are being studied in further detail to optimize both the cost of the road and ease of access to the site for construction and operations materials.

Water
The site is estimated to have a negative water balance and a hydrological study has identified a prospective water source to the southwest of the Project site. A drill program has commenced to identify potential water supply bores within pumping distance to the site.

Processing equipment
During Q3 2017, the Company began refurbishing some of the used equipment following a detailed inspection of both the SAG and Ball mills carried out during August 2017, in preparation for shipping the equipment to the Ana Paula site in 2018.

Land and permitting
The Company expects to construct the Ana Paula Project on approximately 370 hectares of privately owned land of which 75% has been acquired or 30-year lease terms have been signed. The Company is continuing to finalize purchase and lease terms for the remaining land, which is anticipated to be complete by the end of 2017.

The permitting for the Project is now well advanced with the two main permits approved. In April 2017, the Company received approval of the Environmental Impact Assessment (MIA); and in September 2017, received approval of the Change of Land Use (ETJ) application with the formal permit received in October 2017. As well, the Company has received municipal authorization for its archeological permit.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Final permit applications still to be submitted includes the permits for water use and discharge and off-site services. The water use and discharge application requires a detailed water balance and identification of discharge and extraction points that will only be available upon completion of the DFS. Permits for off-site services which includes power line connections, water piping, road access and the camp also require final layouts and technical information being generated in the DFS.

Exploration
A $16.0 million underground decline and exploration program was initiated during Q3 2017. The 1,200 meter underground decline will be driven from a portal site located in the adjacent valley from the proposed pit and approximately 400 meters from the proposed mill site. The underground decline is expected to be completed in mid-2018 after which an underground diamond drill program will commence. The drill program is expected to confirm the continuity and shape of the high grade gold mineralization below the proposed pit that is hosted in the complex breccia and it will also explore the gold mineralization indications at depth hosted in hornfels skarn, typical of the Guerrero Gold Belt. The underground drilling program proposed includes 80 diamond drill holes (20,000 meters) and will include geochemical sampling and assaying. In October 2017, GDI STRACON GyM was awarded the contract for the underground decline and JDS Energy and Mining was engaged to manage the contract and underground mining operation.

A $1.8 million surface exploration program was also initiated during Q3 2017 to test a high priority target 100 metres north of the proposed open pit. Drilling is expected to commence in Q1 2018. Regional exploration work is underway on the 56,000 hectare land package that includes an airborne magnetic survey targeting further breccia or skarn targets. This work will continue through 2018.

Financing
As the Company advances its engineering studies, it has also commenced discussions on financing alternatives for the Ana Paula project including project or corporate debt. It is expected that financing for between $90 to $100 million of the total estimated $137.2 million capital cost will be arranged over the next six months, subject to conditions precedent for drawing, in conjunction with the completion of a Definitive Feasibility Study. To date varying types of financing options have been contemplated and a number of indicative proposals have been received which are currently being reviewed. The Company expects to move forward with select proposals to pursue a financing package with a balance of the lowest overall cost, the least restrictive covenants, and the flexibility to allow the Company to pursue its growth strategy.

Project costs
In September 2017, the Board approved the Ana Paula Feasibility Study expenditures of $23.8 million and the underground decline and exploration program of $16.0 million and $1.8 million, respectively, in the categories below (Table 1). The project to date expenditures are provided up to September 30, 2017.

Table 1		Spending Project
Ana Paula Project Costs	Project Budget	to Date

Feasibility study category
Feasibility study	$5.6	$1.1
Water, drilling and testing	0.8	-
El Sauzal costs	0.9	0.2
Land acquisition	3.5	-
Permitting	5.8	0.2
General and administrative	7.2	1.2
Total Ana Paula Feasibility Study	$23.8	$2.7

Underground exploration
Underground access	$11.8	$-
Underground exploration	4.3	-
Surface exploration	1.8	0.2
Total Exploration	$17.9	$0.2
Total Ana Paula Feasibility & Exploration	$41.7	$2.9
Note: table presented on an accrual basis.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Key Project Milestones
Underground Decline Permit	Complete
Change of Land Use Permit	Complete
Project Financing Arranged	Q1 2018
Definitive Feasibility Study	Q2 2018
Investment Decision and Construction	Q2 2018
Underground Exploration Drilling	Q2 2018
Commissioning and Start Up	Q4 2019

Financing

Use of proceeds pertaining to November 30, 2016, bought deal financing
On November 30, 2016, the Company closed a bought-deal public offering of 36,400,000 units at a price of C$0.55 per unit for aggregate gross proceeds of C$20.0 ($14.9) million and net proceeds of C$19.0 ($14.1) million. All proceeds have been utilized as disclosed in the Company’s final short form prospectus dated July 12, 2017, apart from the amount remaining to be spent on the El Sauzal Plant refurbishment totalling $3.6 million. During Q3 2017, $0.2 million were used for these purposes.

Use of proceeds pertaining to July 20, 2017, bought deal financing
On July 20, 2017, the Company closed a bought-deal public offering of 8,062,000 units at a price of C$6.25 per unit for aggregate gross proceeds of C$50.4 ($40.0) million and net proceeds of C$47.7 ($37.9) million. The following table sets out a comparison of how the Company used the net proceeds against the intended use of proceeds as disclosed in the Company’s final short form prospectus dated July 12, 2017. Table 1 above outlines the updated intended use of proceeds, the details of which were more fully developed subsequent to the financing. Future use of proceeds will be reported against the format and board-approved budget outlined in Table 1, which is consistent with the original intended use of proceeds directed solely to Ana Paula activities as was contemplated by the financing.

	Intended use of
	proceeds as	Use of proceeds
	disclosed in the	(See Table 1 for
	2017	updated
Use of Proceeds (1)	prospectus	categories)

Pre-construction activities
Work in support of the feasibility study including engineering and EPCM, metallurgy, environmental and other studies	$7.5	$1.1
Land acquisitions and change of land use permits	4.3	0.2
Owners costs including site CSR and concession payments	3.6	1.2
Exploration of underground, surface potential and hydrology	9.0	0.2

Early construction activities
Equipment refurbishment and access road	3.0	-
Initiating mining pre-stripping	4.6	-
Tailings storage facility earthworks	4.7	-
Total	$36.7	$2.7

(1)

Refer to the Company’s Final Short Form Prospectus dated July 12, 2017, filed at www.sedar.com. Figures are estimates and have been translated to United States dollars assuming an exchange rate equal to $1.00 = C$1.2941 being the Bank of Canada average daily rate on July 11, 2017.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

San Francisco Mine (100%-owned)

The Company provided a revitalization plan for the Mine on May 11, 2017, which includes a significant pre-stripping campaign, modifying the crusher and upgrading the power infrastructure. Highlights of the updated life of mine plan include:

-	Increase in 2017 guidance of 86,000 to 92,000 ounces of gold produced, from 70,000 to 75,000 ounces; on November 9, 2017, guidance reduced to between 82,000 and 86,000 ounces;
-	Average production of 103,000 ounces of gold per year from 2018 to 2023;
-	Proven and Probable Mineral Reserves of 54.8 million tonnes at 0.53 g/t for 928,700 ounces of contained gold;
-	Average cash cost per ounce of $900 (all-in sustaining cost of $935 per ounce) over the life of mine; and,
-	Cash flow from operations of $34 million per year from 2018 to 2023 at $1,250 per ounce of gold.

A technical report with the new mine plan was completed and filed on www.sedar.com and the Company’s website on May 25, 2017.

Project update

Pre-stripping
The pre-stripping campaign envisions moving approximately 22 million tonnes of waste from the San Francisco main pit and the La Chicharra pit. Pre-stripping of Phase 6 at the San Francisco pit commenced in July 2017 and in October 2017 a second contractor mobilized a team to undertake pre-stripping Phase 2 of the La Chicharra pit. During the quarter, significant stripping to fully access Phase 5 also occurred. Phase 5 will be the primary ore source for Q4 2017 and the majority of 2018.

Crusher upgrade
Following the completion of a pre-feasibility study, the crusher improvement project is advancing with the decision to add a high pressure grinding role (“HPGR”) to the circuit. The scope of the project has been determined and a purchase order to initiate the logistics for the fabrication of the HPGR was signed. It is expected that the HPGR would be fully operational by late 2018.

Power substation
The update to the power infrastructure is underway and the power substation has been ordered and is scheduled to be at site by the end of Q2 2018. Currently working on detailed engineering and permitting.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY RESULTS

		Q3		Q2		Q1		Q4		Q3		Q2		Q1		Q4		YTD		YTD
		2017		2017		2017		2016		2016		2016		2016		2015		2017		2016
FINANCIAL RESULTS

Metal revenues		$25,194		$27,069		$32,306		$30,977		$31,212		$33,075		$28,609		$25,310		$84,569		$92,896

Earnings (loss) from operations (1)		$5,082		$7,751		$9,780		$6,927		$29,923		$8,704		$(8,585)		$(9,453)		$22,613		$30,429

Earnings (loss)		$5,197		$3,512		$6,042		$5,957		$29,719		$6,395		$(10,720)		$(9,517)		$14,751		$25,781

Earnings (loss) per share

-Basic		$0.12		$0.10		$0.17		$0.18		$0.93		$0.20		$(0.34)		$(0.31)		$0.39		$0.81

-Diluted		$0.12		$0.10		$0.17		$0.18		$0.91		$0.20		$(0.34)		$(0.31)		$0.39		$0.80

Cash provided by operating activities		$2,738		$2,772		$9,743		$9,993		$9,844		$11,485		$2,373		$2,091		$15,253		$24,089

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
OPERATING RESULTS

Gold sold (ozs)		19,601		21,495		26,048		26,012		23,327		26,474		24,667		22,785		67,144		74,468

Silver sold (ozs)		8,808		10,332		11,899		12,994		13,868		14,884		14,671		13,158		31,038		43,423

Average realized gold price (per oz)		$1,278		$1,252		$1,232		$1,191		$1,338		$1,232		$1,160		$1,111		$1,251		$1,240
Average London PM fix gold price (per oz)		$1,278		$1,257		$1,219		$1,221		$1,335		$1,260		$1,183		$1,105		$1,251		$1,260
By-product cash cost (1) (per oz)		$886		$740		$735		$716		$785		$681		$761		$1,153		$781		$740
All-in Sustaining Cost (1) (per oz)		$1,104		$954		$848		$910		$846		$761		$848		$853		$957		$812
(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Review of Consolidated Financial Information for Q3 2017 compared to Q2 2017

Earnings for the Company increased to $5.2 million ($0.12 per share) compared to $3.5 million ($0.10 per share) during Q2 2017 as a result of the following factors:

Metal revenues
Revenues decreased 6.9% or $1.9 million as the Company sold 1,894 fewer gold ounces at a 2.1% higher average realized gold price of $1,278 per ounce.

Cost of sales
Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $17.5 million compared to $16.1 million during Q2 2017.

Costs of contract mining were $9.8 million compared to $11.2 million during Q2 2017. Deferred stripping capitalization decreased contract mining costs by $3.7 million compared to $0.7 million during Q2 2017 due to a higher strip ratio. Total tonnes mined increased by 14.8% . Additionally, an increase in diesel cost of $0.5 million was due to increased unit cost.

Crushing and gold recovery costs were $8.8 million compared to $7.3 million during Q2 2017. This increase is primarily due to higher cyanide consumption required by the ore-type processed.

Mine site administrative costs were $1.6 million compared to $1.3 million during Q2 2017. This increase is due to labour costs related to increased staff and appreciation of the Mexican peso.

Change in inventories decreased cost of sales by $2.9 million compared to $3.9 million during Q2 2017. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. During Q3 2017, more recoverable gold ounces were deposited than recovered. Additionally, fewer gold ounces were stacked on the leach pads increasing the average cost per gold ounce of inventory.

Depletion and depreciation costs form a component of cost of sales and were $1.0 million compared to $0.8 million during Q2 2017.

Corporate and administrative expenses
Corporate and administrative expenses decreased to $1.6 million compared to $2.5 million during Q2 2017, due to $0.7 million of termination benefits in Q2 2017. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. The significant non-cash component of these expenses includes share-based payments, which was $0.2 million compared to $0.3 million during Q2 2017.

Finance expense
Finance income was $1.0 million compared to an expense of $1.6 million during Q2 2017. This is due to a non-cash warrant revaluation gain of $1.1 million compared to a loss of $1.5 million during Q2 2017. The warrant liabilities will be settled with common shares of the Company. As the common share price decreased during the quarter, the value of common shares for delivery also decreased, thereby decreasing the value of the liabilities.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Loss on the derivative contracts
Loss on the derivative contracts was $0.1 million during Q3 2017 and Q2 2017.

The Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The carrying value of the derivative liability is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

Contract Expiry	Counter Party	Ounces	Put	Call
October 27, 2017	Auramet Trading, LLC	5,000	$1,200	$1,395
November 28, 2017	Auramet Trading, LLC	5,000	1,200	1,400
December 26, 2017	Auramet Trading, LLC	4,400	1,250	1,385
January 29, 2018	ScotiaMocatta	5,000	1,250	1,420
February 26, 2018	ScotiaMocatta	5,000	1,250	1,420
March 27, 2018	ScotiaMocatta	5,000	1,250	1,387
April 26, 2018	ScotiaMocatta	5,000	1,250	1,400
May 29, 2018	ScotiaMocatta	5,000	1,250	1,400
Total ounces		39,400
Weighted average price per ounce			$1,237	$1,401

At November 8, 2017, 34,400 of these option contracts were unsettled and 5,000 had expired.

Income taxes
Income tax expense was $0.7 million compared to $2.7 million during Q2 2017.

The current tax expense was $0.3 million compared to $3.2 million during Q2 2017. This decrease was due to a reduction in earnings from mine operations.

Deferred tax expense was $0.5 million compared to a recovery of $0.5 million during Q2 2017. During Q3 2017, the depreciation of the Mexican Peso led to a decrease in the tax base of mining assets increasing the deferred tax liability. During Q2 2017, the Mexican Peso appreciated resulting in the opposite effect.

Review of Consolidated Financial Information for Q3 2017 compared to Q3 2016

Earnings for the Company decreased to $5.2 million ($0.12 per share) compared to $29.7 million ($0.93 per share) during Q3 2016 as a result of the following factors:

Metal revenues
Revenues decreased 19.3% or $6.0 million as the Company sold 3,426 fewer gold ounces at a 4.5% lower average realized gold price of $1,278 per ounce.

Cost of sales
Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $17.5 million compared to $18.6 million during Q3 2016.

Costs of contract mining were $9.8 million compared to $9.7 million during Q3 2016. This increase is primarily due to a 24.9% increase in total tonnes mined, offset by deferred stripping capitalization which decreased contract mining costs by $3.7 million compared to $nil during Q3 2016.

Crushing and gold recovery costs were $8.8 million compared to $8.0 million during Q3 2016, due to higher cyanide consumption required by the ore-type processed.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Mine site administrative costs were $1.6 million compared to $0.9 million during Q3 2016. This increase is due to labour costs related to increased staff and appreciation of the Mexican peso.

Change in inventories decreased cost of sales by $2.9 million compared to $0.6 million during Q3 2016. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. During Q3 2017, more recoverable gold ounces were deposited than recovered as compared to the prior period.

Depletion and depreciation costs form a component of cost of sales and were $1.0 million compared to $4.2 million during Q3 2016. Decreased depletion is due to an improved mine plan, resulting in lower unit-of-production depreciation rates.

Corporate and administrative expenses
Corporate and administrative expenses increased to $1.6 million compared to $1.4 million during Q3 2016 due to increased labour costs. The significant non-cash component of these expenses includes share-based payments which was $0.2 million during Q3 2017 and Q3 2016.

Finance expense
Finance income was $1.0 million compared to an expense of $0.8 million during Q3 2016. This is due to a non-cash warrant revaluation gain of $1.1 million compared to a loss of $0.8 million during Q3 2016. The warrant liabilities will be settled with common shares of the Company. As the common share price decreased during the quarter, the value of common shares for delivery also decreased, thereby decreasing the value of the liabilities.

Loss on the derivative contracts
Loss on the derivative contracts was $0.1 million during Q3 2017 and Q3 2016. The current pricing program is described in the Review of Consolidated Financial Information for Q3 2017 compared to Q2 2017 section above.

Impairment reversal of mineral properties, plant and equipment
On May 25, 2017, a revitalization plan for the Mine was finalized, and an updated NI 43-101 F1 Technical Report (the “Report”) was completed with an effective date of April 1, 2017.

During Q3 2017, the Company assessed the Report and updated mine plan for impairment reversal indicators. The Report includes assumptions and estimates that require operational validation including gold recovery and capital project completion. The Company concluded that until significant operational estimates are validated there are no indicators of impairment reversal. The Company will continue to monitor and assess these factors in future periods to determine if and when indicators of an impairment or reversal of impairment are present necessitating a reassessment of the carrying value of the Mine.

During Q3 2016, in response to the sustained increase in the spot and forecast gold prices, combined with improved operations during the period, the Company announced significant changes to the San Francisco Mine plan, which foresees continued operations to 2023 versus the previous plan which foresaw a curtailment of mining operations in late 2016. The significant extension of the expected life of the Mine, was considered to be an indicator of impairment reversal. A detailed assessment was completed on the recoverable value of the Mine and related assets. As a result of this assessment, the Company recognized an impairment reversal in the amount of $23.7 million increasing the mineral properties, plant and equipment value to its recoverable amount primarily.

The recoverable value of the Mine was determined based on its fair value less cost of disposal estimated by a discounted cash flow model. The projected cash flows used in recoverable value assessment are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production costs estimates, future capital expenditures and discount rates. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy. The key economic assumptions included in the model were a forecast gold price of $1,250 per ounce and discount rate of 6%.

Income taxes
Income tax expense was $0.7 million compared to a recovery of $0.7 million during Q3 2016.

The current tax expense was $0.3 million compared to $nil during Q3 2016. During Q3 2016, the Company had sufficient loss carry forwards to offset tax expenses and liabilities.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Deferred tax expense was $0.5 million compared to a recovery of $0.7 million during Q3 2016. During Q3 2017, the depreciation of the Mexican Peso led to a decrease in the tax base of mining assets increasing the deferred tax liability. During Q3 2016, the deferred tax recovery was a result of the Caballo Blanco Property sale.

Review of Consolidated Financial Information for YTD 2017 compared to YTD 2016

Earnings for the Company decreased to $14.8 million compared to $25.8 million during YTD 2016 as a result of the following factors:

Metal revenues
Revenues decreased 9.0% or $8.3 million as the Company sold 7,324 fewer gold ounces at a 0.9% higher average realized gold price of $1,251 per ounce.

Cost of sales
Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $53.0 million compared to $55.9 million during YTD 2016.

Costs of contract mining were $30.4 million compared to $31.2 million during YTD 2016. This decrease is primarily due to deferred stripping capitalization of $4.6 million compared to $nil during YTD 2016, offset by a 1.2% increase in total tonnes mined.

Crushing and gold recovery costs were $23.0 million compared to $22.6 million during YTD 2016. This increase is primarily due to increased labour costs.

Mine site administrative costs were $3.9 million compared to $2.7 million during YTD 2016. This increase is primarily due to increased labour costs.

Demobilization costs related to mobile crushing units were $nil compared to $1.6 million during YTD 2016.

Change in inventories decreased cost of sales by $4.9 million compared to $3.0 million during YTD 2016. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. During YTD 2017, more recoverable gold ounces were deposited than recovered.

Depletion and depreciation costs form a component of cost of sales and were $3.6 million compared to $11.5 million during YTD 2016. Decreased depletion was due to an improved mine plan, resulting in lower unit-of-production depreciation rates.

Corporate and administrative expenses
Corporate and administrative expenses increased to $5.4 million compared to $5.3 million during YTD 2016. The significant cash components of these expenses include salaries, consulting and professional fees, and administrative. Salaries were $2.4 million compared to $1.7 million for YTD 2016 due to $0.7 million in termination benefits. Consulting and professional fees were $1.2 million compared to $1.8 million for YTD 2016. Administrative expenses were $0.9 million during YTD 2017 and YTD 2016. The significant non-cash component of these expenses includes share-based payments, which was $0.7 million during YTD 2017 and YTD 2016.

Impairment of exploration and evaluation asset
Impairment of exploration and evaluation asset was $nil compared to $12.7 million during YTD 2016. During YTD 2016, the Caballo Blanco Property was classified as an asset held for sale and impaired to its fair value. The Caballo Blanco Property was disposed of on July 20, 2016.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Impairment reversal of mineral properties, plant and equipment
The impairment reversal of mineral properties, plant and equipment is discussed in the Review of Consolidated Financial Information for Q3 2017 compared to Q3 2016 above.

Finance expense
Finance expense was $0.8 million compared to $3.9 million during YTD 2016. This decrease is due to the settlement of the loan facility and debenture of $10.2 million and $1.5 million, respectively, during June 2016. Interest and accretion expense on the loan facility and debenture was $nil compared to $1.3 million during YTD 2016.

The non-cash warrant revaluation loss decreased to $0.6 million compared to $2.3 million during YTD 2016. The warrant liabilities will be settled with common shares of the Company. As the common share price increased during the period, the value of common shares for delivery also increased, thereby increasing the value of the liabilities.

Loss on the derivative contracts
Loss on the derivative contracts was $1.5 million compared to $0.6 million during YTD 2016.

The current pricing program is described in the Review of Consolidated Financial Information for Q3 2017 compared to Q2 2017 section above.

Income taxes
Income tax expense was $5.6 million compared to a recovery of $0.1 million during YTD 2016.

The current tax expense was $6.3 million compared to $nil during YTD 2016. During YTD 2016, the Company had sufficient loss carry forwards to offset tax expenses and liabilities.

Deferred tax recovery was $0.7 million compared to $0.1 million during YTD 2016. During YTD 2017, the appreciation of the Mexican peso led to an increase in the tax base of mining assets reducing the deferred tax liability.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine is located in the Arizona-Sonora desert in the north of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities, and mineral reserves of 868,500 proven and probable contained gold ounces and 60,200 low grade stockpile gold ounces (57.8 million tonnes at 0.53 grams per tonne gold). Total measured and indicated gold resources of 1,302,000 based on the technical report dated May 25, 2017.

The following is a summary of the Mine’s production statistics:

	Q3	Q2	Q1	Q4	Q3	YTD	YTD
	2017	2017	2017	2016	2016	2017	2016
MINING
Ore mined (dry kt)	1,646	1,651	1,942	1,864	1,745	5,239	5,593
Average ore mined grade (g/t Au)	0.47	0.52	0.48	0.49	0.60	0.49	0.61
Ore stockpiled (kt)	-	-	-	-	-	-	4
Average ore stockpiled grade (g/t Au)	-	-	-	-	-	-	0.24
Waste mined (kt)	5,185	4,301	3,242	2,734	3,725	12,727	12,163
Total mined (kt)	6,830	5,952	5,184	4,598	5,470	17,966	17,756
Strip ratio	3.15	2.60	1.67	1.47	2.13	2.43	2.17
Average total mined (t/d)	74,241	65,407	57,600	49,979	59,456	65,810	64,802
Cost per tonne mined	$1.98	$2.00	$1.85	$1.77	$1.78	$1.95	$1.76
CRUSHING AND PROCESSING
Ore processed (kt)	1,916	1,933	1,963	1,918	1,791	5,813	5,735
Average ore processed grade (g/t Au)	0.40	0.47	0.48	0.48	0.61	0.45	0.61
Ore from stockpile processed (kt)	130	130	-	-	-	260	-
Average ore stockpiled grade (g/t Au)	0.25	0.25	-	-	-	0.25	-
Average ore processed per day (t/d)	20,830	21,245	21,815	20,847	19,472	21,293	20,929
Cost per tonne processed	$4.60	$3.75	$3.51	$4.55	$4.48	$3.95	$3.94
Gold deposited on pad (ozs)	24,665	29,031	30,115	29,703	35,135	83,811	112,813
Cost per tonne - administration	$0.84	$0.65	$0.52	$0.55	$0.49	$0.67	$0.48
PRODUCTION
Gold produced (ozs)	19,429	22,011	26,048	25,287	24,052	67,488	75,036
Silver produced (ozs)	8,808	10,332	11,899	12,994	13,868	31,038	43,423
Total days in period	92	91	90	92	92	273	274

Review of Operations for Q3 2017 compared to Q2 2017

Mining
The Company mined a total of 6.8 million tonnes from the Mine compared to 6.0 million tonnes during Q2 2017. Dry tonnes of ore mined were 1.6 million compared to 1.7 million during Q2 2017. The strip ratio increased to 3.15 compared to 2.60 during Q2 2017. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during the prior period. Additionally, 0.1 million tonnes of ore from the stockpile were processed during Q3 2017 and Q2 2017.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Crushing and processing
The Company’s average ore processed grade was 0.40 g/t Au compared to 0.47 g/t Au during Q2 2017.

Average ore processed per day was 20,830 t/d compared to 21,245 t/d during Q2 2017. This decrease is a result of harder ore from the San Francisco pit lowering equipment productivity and increasing maintenance.

Production
The Company produced 19,429 gold ounces and 8,808 silver ounces compared to 22,011 gold ounces and 10,332 silver ounces during Q2 2017.

Lower gold production resulted from lower grades mined primarily from the early stages of Phase 5 of the San Francisco pit, as mining of Phase 1 of the La Chicharra pit was depleted. Final stages of stripping for Phase 5 neared completion, and Phase 6 stripping commenced early in July 2017.

Review of Operations for Q3 2017 compared to Q3 2016

Mining
The Company mined a total of 6.8 million tonnes from the Mine compared to 5.5 million tonnes during Q3 2016. Dry tonnes of ore mined were 1.6 million compared to 1.7 million during Q3 2016. The strip ratio increased to 3.15 compared to 2.13 during Q3 2016 due to mining through zones in the current pit phase which contained higher than average waste tonnage versus the phases of the Mine which were mined during the prior year period. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during the prior period. Additionally, 0.1 million tonnes of ore from the stockpile were processed.

Crushing and processing
The Company’s average ore processed grade was 0.40 g/t Au compared to 0.61 g/t Au during Q3 2016.

Production
The Company produced 19,429 gold ounces and 8,808 silver ounces compared to 24,052 gold ounces and 13,868 silver ounces during Q3 2016.

Fewer gold ounces were produced due to 34.4% lower grade processed on the pad, as efforts were focused on increased stripping to access the higher-grade Phase 5 ore deposit to open up new mining areas that are part of the Mine revitalization.

Review of Operations for YTD 2017 compared to YTD 2016

Mining
The Company mined a total of 18.0 million tonnes from the Mine compared to 17.8 million tonnes during YTD 2016. Dry tonnes of ore mined were 5.2 million compared to 5.6 million during YTD 2016. The strip ratio increased to 2.43 compared to 2.17 during YTD 2016 due to mining through zones in the current pit phase which contained lower than average waste tonnage versus the phases of the Mine which were mined during the prior year period. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during the prior period. Additionally, 0.3 million tonnes of ore from the stockpile were processed.

Crushing and processing
The Company’s average ore processed grade was 0.45 g/t Au compared to 0.61 g/t Au during YTD 2016.

Production
The Company produced 67,488 gold ounces and 31,038 silver ounces compared to 75,036 gold ounces and 43,423 silver ounces during YTD 2016.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

At September 30, 2017, the Company had positive working capital of $73.0 million. The Company had cash and cash equivalents of $48.5 million, short-term investments of $20.0 million, trade and other receivables of $6.5 million, inventories of $16.8 million, and trade payables and accrued liabilities of $19.4 million.

The current pricing program is described in the Review of Consolidated Financial Information for Q3 2017 compared to Q2 2017 section above.

Cash flow
	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cash provided by operating activities	$2,738	$9,844	$15,253	$24,089
Cash used in investing activities	$(27,504)	$(3,625)	$(38,496)	$(1,802)
Cash provided by (used in) financing activities	$37,310	$(17)	$37,304	$(12,953)

Review of Cash flow Q3 2017 compared to Q3 2016 Cash provided by operating activities was $2.7 million compared to $9.8 million during Q3 2016:
-	Earnings from mining operations decreased to $6.7 million compared to a $8.5 million during Q3 2016;
-	Movements in trade receivables decreased cash by $2.4 million compared to an increase of $0.7 million during Q3 2016 due to:
•	Tax instalments applied against VAT receivable was $1.6 million compared to $nil during Q3 2016; and,
•	Slower VAT receivable collection. The Company collected $2.4 million compared to $3.5 million during Q3 2016.
-	Movements in trade payables and other liabilities increased cash by $1.5 million compared to a decrease of $1.8 million during Q3 2016; and,
-	Movements in inventories decreased cash by $3.0 million compared to $0.2 million during Q3 2016:
•	Movements in ore in process decreased cash by $3.3 million;
•	Movements in finished goods inventory increased cash by $0.1 million; and,
•	Movements in supplies inventory decreased cash by $0.1 million.

Cash used in investing activities was $27.5 million compared to $3.6 million during Q3 2016:
-	Expenditures related to the San Francisco Mine increased to $6.8 million compared to $2.1 million during Q3 2016;
-	Expenditures related to Ana Paula developments were $3.2 million compared to $1.8 million during Q3 2016;
-	During Q3 2017, the Company entered into short-term investments of $20.0 million;
-	During Q3 2017, the Company received payments of $2.5 million related to the sale of Caballo Blanco compared to $2.2 million during Q3 2016; and,
-	During Q3 2016, the Company had transaction fees of $1.9 million related to the purchase of Newstrike Capital.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Cash provided by financing activities was $37.3 million compared to cash used in financing activities of $0.1 million during Q3 2016. The main cause for this change was completion of the bought deal financing, net of transaction costs, of $37.2 million during July 2017.

Review of Cash flow YTD 2017 compared to YTD 2016 Cash provided by operating activities was $15.3 million compared to $24.1 million during YTD 2016:
-	Earnings from mining operations increased to $28.0 million compared to $25.6 million during YTD 2016;
-	Movements in trade receivables decreased cash by $4.8 million compared to an increase of $4.3 million during YTD 2016 due to:
•	Tax instalments applied against VAT receivable was $6.2 million compared to $nil during YTD 2016; and,
•	Slower VAT receivable collection. The Company collected $7.2 million compared to $14.4 million during YTD 2016.
-	Movements in trade payables and other liabilities increased cash by $3.0 million compared to a decrease of $11.1 million during YTD 2016;
-	Income taxes paid decreased cash by $3.7 million compared to $nil during YTD 2016; and,
-	Movements in inventories decreased cash by $6.5 million compared to $2.3 million during YTD 2016:
•	Movements in ore in process decreased cash by $4.6 million;
•	Movements in finished goods inventory decreased cash by $0.4 million; and,
•	Movements in supplies inventory decreased cash by $1.6 million.

Cash used in investing activities was $38.5 million compared to $1.8 million during YTD 2016:
-	Expenditures related to the San Francisco Mine increased to $11.7 million compared to $2.7 million during YTD 2016;
-	Expenditures related to Ana Paula developments increased to $9.1 million compared to $8.1 million during YTD 2016;
-	During YTD 2017, the Company entered into short-term investments of $20.0 million;
-	During YTD 2017, the Company received $2.5 million related to the sale of Caballo Blanco;
-	During YTD 2016, the Company had transaction fees of $2.6 million related to the purchase of Newstrike Capital; and,
-	During YTD 2016, the Company received deposits of $9.2 million related to the sale of Caballo Blanco.

Cash provided by financing activities was $37.3 million compared to cash used in financing activities of $13.0 million during YTD 2016:
-	Bought deal financing, net of transaction costs, of $37.2 million completed during YTD 2017; and,
-	Repayment of the loan facility and debenture of $10.2 million and $1.5 million, respectively, during YTD 2016.

Currency risk

At the Mine, approximately 40% of the operating expenditures are denominated in Mexican pesos, while approximately 70% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs. During Q3 2017, the Mexican peso averaged MXP 17.82 to $1.00, and the Canadian dollar averaged C$1.25 to $1.00. During Q3 2016, the Mexican peso averaged MXP 18.72 to $1.00 and the Canadian dollar averaged C$1.31 to $1.00. The effect of the difference in average exchange rates increased costs during Q3 2017 by approximately $0.5 million. During YTD 2017, the Mexican peso averaged MXP 18.93 to $1.00, and the Canadian dollar averaged C$1.31 to $1.00. During YTD 2016, the Mexican peso averaged MXP 18.26 to $1.00 and the Canadian dollar averaged C$1.32 to $1.00. The effect of the difference in average exchange rates reduced costs during YTD 2017 by approximately $0.9 million.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Capital resources
The capital of the Company consisted of consolidated equity, net of cash and cash equivalents and short-term investments.

	September 30,	December 31,
	2017	2016
Equity	$195,005	$143,086
Equipment financing	-	378
	195,005	143,464
Less: Cash and cash equivalents	(48,464)	(33,877)
Less: Short-term investments	(20,000)	-
	$126,541	$109,587

At September 30, 2017, the Company was not subject to any externally imposed capital requirements. The capital resources of the Company increased to $126.5 million from $109.6 million at December 31, 2016.

Dividends
No dividends were declared or paid during Q3 2017.

Outstanding share data
The total number of outstanding common shares, share options, and warrants at November 8, 2017, are 44,678,701, 2,174,850 and 5,851,000, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis
Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Production costs	$17,523	$18,588	$52,956	$55,877
Divided by gold sold (ozs)	19,601	23,327	67,144	74,468
Cash cost per gold ounce	894	797	789	750
Less: By-product silver credits per gold ounce (1)	(8)	(12)	(8)	(10)
Cash cost per gold ounce on a by-product basis	$886	$785	$781	$740

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

(1)

Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three and nine months ended September 30, 2017, total by- product silver credits were $0.1 million and $0.5 million, respectively (three and nine months ended September 30, 2016 - $0.3 million and $0.8 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cost per gold ounce
The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Production costs	$17,523	$18,588	$52,956	$55,877
Corporate and administrative expenses (1)	1,640	1,415	4,713	5,267
Sustaining capital expenditures (2)	2,583	-	6,943	-
Accretion for site reclamation and closure	45	15	173	45
Less: By-product silver credits	(148)	(272)	(528)	(755)
All-in sustaining costs	21,643	19,746	64,257	60,434
Divided by gold sold (ozs)	19,601	23,327	67,144	74,468
All-in sustaining cost per gold ounce on a by-product basis	$1,104	$846	$957	$812

(1)	Corporate and administrative expenses adjusted for the three and nine months ended September 30, 2017, to remove termination benefits of $0.7 million.
(2)

Sustaining capital expenditures exclude expansionary capital. Expansionary capital is defined by the Company as deferred stripping costs determined using a life of phase strip ratio, expansionary project expenditures related to power and crusher upgrades, and drilling costs related to improvement of resource estimates. During the three and nine months ended September 30, 2017, the Company spent:

•	$3.7 million for deferred stripping;
•	$0.1 million for power and crusher upgrades; and,
•	$0.1 million related to the drilling costs.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Cash provided by operating activities per share
Cash provided by operating activities per share is a non-GAAP performance measure that management uses to assess the Company’s performance and is included throughout this MD&A. This measure should not be used to assess liquidity as it does not include all required expenditures to maintain existing operations. This measure is intended to provide additional information only and does not have any standardized meaning under IFRS.

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cash provided by operating activities	$2,738	$9,844	$15,253	$24,089
Divided by basic weighted average shares outstanding	41,903,758	31,922,860	37,699,713	31,746,224
Cash provided by operating activities per share	$0.07	$0.31	$0.40	$0.76

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings from mine operations
Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations
Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of September 30, 2017. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2016 and 2015.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

CONTROLS AND PROCEDURES

Disclosure controls and procedures
The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of September 30, 2017.

Internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
-

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2016, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q3 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and AIF for the year ended December 31, 2016.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Paul Hosford, BSc, P.Eng, a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.